UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,716,966
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,716,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,716,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%
14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,717,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,717,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,717,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%
14	TYPE OF REPORTING PERSON

OO, HC

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,320,261*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,717,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,320,261*
	10	SHARED DISPOSITIVE POWER

6,717,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,037,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.6%*
14	TYPE OF REPORTING PERSON

IN, HC

* Includes 875,000 Shares underlying certain options exercisable in the next 60 days.

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,717,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,717,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,717,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%
14	TYPE OF REPORTING PERSON

IN, HC

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by PFC SICAV were purchased with working capital in private transactions pursuant to the Share Transfer Agreements (as defined in Item 4 of Amendment No. 10 to the Schedule 13D). The aggregate purchase price of the 6,716,966 Shares beneficially owned directly by PFC SICAV is approximately $48,899,512, excluding brokerage commissions.

The Shares purchased by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Of the Shares directly owned by Mr. Senkypl, (i) 7,761 Shares were acquired upon the vesting of certain restricted stock units awarded to him in his capacity as a director of the Issuer and (ii) 437,500 Shares were acquired pursuant to the exercise of certain options awarded to him in connection with his appointment as the Issuer’s Interim Chief Executive Officer (as further explained in Amendment No. 11 to the Schedule 13D). The Shares acquired pursuant to the exercise of the options were purchased with personal funds and have an aggregate purchase price of $2,625,000, excluding brokerage commissions. Mr. Senkypl also directly beneficially owns 875,000 Shares underlying certain options awarded to him in connection with his appointment as the Issuer’s Interim Chief Executive Officer that are exercisable in the next 60 days.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Backstop Agreement

On November 9, 2023, the Issuer entered into a binding backstop agreement (the “Backstop Agreement”) with PFC SICAV in connection with the Issuer’s announced $80.0 million fully backstopped rights offering (the “Rights Offering”). Pursuant to the Rights Offering, the Issuer will distribute to all eligible holders of record as of November 20, 2023, at no cost and on a pro rata basis, non-transferable subscription rights to purchase Shares at a subscription price of $11.30 per Share.

Pursuant to the terms of the Backstop Agreement and subject to the satisfaction of certain conditions thereunder, PFC SICAV has committed to (i) fully exercise its basic subscription rights on or prior to January 17, 2024, the expiration date of the Rights Offering (the “Expiration Date”) and (ii) fully purchase any and all unsubscribed Shares in the Rights Offering following the Expiration Date (the “Remaining Shares”) (clauses (i) and (ii) collectively, the “Backstop Commitment”) at a price of $11.30 per Share and on the same terms and conditions as other rights holders. The Remaining Shares will be issued to PFC SICAV in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder. PFC SICAV is entitled to customary registration rights, including demand and piggyback rights, with respect to the Remaining Shares.

The Backstop Agreement contains customary representations from the Issuer, on the one hand, and from PFC SICAV on the other hand. The Backstop Agreement also contains customary warranties, covenants and agreements by the Issuer and PFC SICAV, and indemnification obligations of the Issuer and PFC SICAV, including for liabilities under the Securities Act.

The closing of the purchase of the Remaining Shares is subject to certain closing conditions, including completion of the Rights Offering and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable. In addition, the obligation of each party under the Backstop Agreement to consummate the Backstop Commitment is conditioned upon, among other things, the accuracy of the representations and warranties of the other party (subject to certain customary exceptions), and material compliance by the other party with its covenants under the Backstop Agreement.

The Backstop Agreement contains termination rights for the Issuer and PFC SICAV, including that it may be terminated, subject to the full terms and conditions of the Backstop Agreement, upon the earliest to occur of: (i) such date and time as the Rights Offering is validly terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of the parties or (iii) upon written notice by PFC SICAV if the Rights Offering is not consummated by February 15, 2024.

The foregoing description of the Backstop Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Backstop Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Amended and Restated Standstill Agreement

Concurrently with the execution of the Backstop Agreement, the Issuer and the Reporting Persons amended and restated that certain Standstill Agreement, dated March 30, 2023, by and among the Issuer and the Reporting Persons (the “Existing Standstill Agreement”, as amended and restated, the “Amended and Restated Standstill Agreement”) to (i) modify the termination date thereunder from the earlier to occur of (a) forty-five days following the date on which Mr. Senkypl shall cease to serve for any reason as interim chief executive officer or chief executive officer of the Issuer, and (b) March 30, 2024 (clauses (a) and (b) collectively, the “Prior Termination Construct”), to December 31, 2024 and (ii) exclude any and all Shares purchased by the Reporting Persons in the Rights Offering or as a result of the satisfaction of the Backstop Commitment and the exercise of their over-subscription privilege, if applicable, from the Reporting Persons’ existing 25% beneficial ownership limitation thereunder (the existing 25% beneficial ownership limitation, the “25% Beneficial Ownership Limitation”). In addition, under the Amended and Restated Standstill Agreement, the Issuer determined to irrevocably nominate each of Messrs. Senkypl and Barta for re-election as members of the Board at the Issuer’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”). Other than the replacement of the Prior Termination Construct with a fixed December 31, 2024 termination date, the exclusion of any and all Shares acquired by the Reporting Persons in connection with the Rights Offering (including the Backstop Commitment and the exercise of their over-subscription privileges, if applicable) from the 25% Beneficial Ownership Limitation, and the irrevocable nomination of Messrs. Senkypl and Barta for re-election as members of the Board at the 2024 Annual Meeting, the terms of the Amended and Restated Standstill Agreement generally remain unchanged from the Existing Standstill Agreement.

The foregoing description of the Amended and Restated Standstill Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Amended and Restated Standstill Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 31,853,378 Shares outstanding as of November 6, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus the number of Shares underlying options exercisable by the Reporting Persons in the next 60 days, as applicable.

As of the date hereof, PFC SICAV directly beneficially owned 6,716,966 Shares, constituting approximately 21.1% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of PFC SICAV, may be deemed to beneficially own the 6,716,966 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 6,717,066 Shares, constituting approximately 21.1% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 1,320,261 Shares (including 875,000 Shares underlying certain options exercisable in the next 60 days), constituting approximately 4.0% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 6,717,066 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 8,037,327 Shares, constituting approximately 24.6% of the Shares outstanding.

As of the date hereof, Mr. Barta did not directly beneficially own any Shares. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 6,717,066 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 21.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       No Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 9, 2023, PFC SICAV and the Issuer entered into the Backstop Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On November 9, 2023, the Reporting Persons and the Issuer entered into the Amended and Restated Standstill Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Backstop Agreement, dated November 9, 2023 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2023).

99.2	Amended and Restated Standstill Agreement, dated November 9, 2023 (incorporated by reference to Ex. 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2023).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

Pale Fire Capital SICAV a.s.

By:	/s/ Martin Trpak
	Name:	Martin Trpak
	Title:	Authorized Representative

Pale Fire Capital SE

By:	/s/ Dusan Senkypl
	Name:	Dusan Senkypl
	Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta